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                            June 28, 2022

       Alec Oxenford
       Chief Executive Officer and Chairman
       Alpha Capital Holdco Company
       c/o Alpha Capital Acquisition Company
       1230 Avenue of the Americas, 16th Floor
       New York, NY 10020

                                                        Re: Alpha Capital
Holdco Company
                                                            Amendment No. 3 to
Registration Statement on Form F-4
                                                            Filed June 14, 2022
                                                            File No. 333-262552

       Dear Mr. Oxenford:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 8, 2022 letter.

       Amendment No. 3 to Registration Statement on Form F-1 filed June 14,
2022

       Original Projections, page 182

   1. Please advise why you removed the column containing projections in US$ for the year
                                                        2023E in the Original
Projected Financial Information.
       General

   2. We note your disclosure that BofA Securities has resigned "pursuant to Section 11(b)(1)
                                                        of the Securities Act
of 1933, as amended" and has "disclaimed any responsibility for any portion of this proxy
statement/prospectus." Please confirm whether BofA Securities has advised the Commission
in writing that it has resigned pursuant to Section 11(b)(1). Refer
 Alec Oxenford
FirstName  LastNameAlec Oxenford
Alpha Capital Holdco Company
Comapany
June       NameAlpha Capital Holdco Company
     28, 2022
June 28,
Page 2 2022 Page 2
FirstName LastName
         to item (B) of Section 11(b)(1) of the Securities Act of 1933. If BofA Securities has not
         resigned pursuant to Section 11(b)(1), please revise your disclosure accordingly.
3.       In the letter to shareholders and the Questions and Answers about the
Business
         Combination, you state that the resignation of the Advisors indicates that the Advisors do not want to be associated with the disclosure in this proxy statement/prospectus. Clarify the nature and extent to which Credit Suisse and its affiliates have not withdrawn its association with the disclosure and underlying business analysis related to the transaction notwithstanding the resignation by Credit Suisse.
4. We note your disclosure on page 53 that the "Advisors did not prepare or provide any of the disclosure in this prospectus/proxy statement or any analysis underlying such
         disclosure . . . but Credit Suisse assisted Semantix   s management
with industry data and
         other industry and business information to help build the disclosure included in this proxy statement/prospectus, and also with market data, comparable company analysis and other relevant information to help build the Projections, using the estimates, assumptions and
         input provided by Semantix   s management, and Credit Suisse supported
the preparation of
         the PIPE presentation and the analyst presentation, at the direction
of Semantix   s
         management. None of Credit Suisse or any of its affiliates has withdrawn its association with the materials in the immediately preceding sentence or notified Alpha or, to the knowledge of Alpha or Semantix, the PIPE Investors of such disassociation." We also
         note your disclosure on page 54 that "the    Alpha Board did not
receive or rely upon any
         financial or valuation analyses conducted or prepared by any of the Advisors.

                Please tell us why you describe Credit Suisse as an Advisor that did not prepare or provide "any analysis underlying such disclosure" in your registration statement if
              Credit Suisse assisted Semantix with information "to help build the disclosure included in this proxy statement/prospectus" and assisted with a "comparable company analysis and other relevant information to help build the Projections, using
              the estimates, assumptions and input provided by Semantix   s
management," among
              other things.

                Please disclose whether the Advisors assisted in the preparation or review of any materials reviewed by the Alpha Board or management as part of their services to the board or Semantix and whether the Advisors have withdrawn their association with those materials and notified Alpha of such disassociation. Clarify in your disclosure whether any such work product or materials were used in providing or preparing the disclosure in the registration statement.

                In light of your disclosure that Credit Suisse provided "information to help build the
              Projections," please also address your statements on pages 197 and 198 that (1)
              "Neither Alpha nor Semantix relied on their respective financial advisors in the preparation and analysis of the materials, including projections, provided to the Alpha
              Board for use as a component of its overall evaluation of Semantix" and (2) the
 Alec Oxenford
FirstName  LastNameAlec Oxenford
Alpha Capital Holdco Company
Comapany
June       NameAlpha Capital Holdco Company
     28, 2022
June 28,
Page 3 2022 Page 3
FirstName LastName
              "Alpha Board did not receive or rely upon any financial or valuation analyses conducted or prepared by any of the Advisors in making its determination that the
              Business Combination Agreement, and the transactions contemplated thereby, including the Business Combination, were advisable, fair to, and in the best interests of Alpha and its shareholders." In regards to these statements, please tell us how you distinguish the underlying information provided by Credit Suisse from any financial analyses or other information provided to the Alpha Board.

                Please advise how you concluded on page 53 that "None of Credit Suisse or any of its affiliates has withdrawn its association with the materials" described in your registration statement in light of your disclosure that Credit Suisse resigned pursuant to Section 11(b)(1) of the 1933 Act.

                To the extent Credit Suisse or any of the Advisors were involved in preparing any disclosure or information that contributed to the preparation of the disclosure, please revise your risk factor disclosure to reflect any such role in connection with the preparation of the registration statement and the valuation of Semantix and that the
              Advisors disclaim any liability in connection with such disclosure included in the registration statement. To the extent you relied on any such information, please also disclose the rationale for continuing to rely on information disclaimed by the professional organization associated with or responsible for such information.
5. We note your disclosure on page 131 that Citi is waiving any entitlement to "any fees under its capital markets advisory agreement." Please disclose approximately how much
         Citi was entitled to receive under the capital markets advisory agreement. We further note your disclosure on pages 252 and 269 that "Citi informed Alpha that, since they were not mandated in any capacity in connection with the proposed business combination with
         Semantix, they were waiving their fee." However, on page 131 you state that "Citi informed Alpha that, since they were not mandated in any capacity in connection with the proposed Business Combination with Semantix beyond their capital markets engagement, they were waiving their fees." Please reconcile or advise. Please also further describe the role Citi was to perform as Alpha's exclusive capital markets advisor, further to its engagement letter with Alpha.
6. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to
 Alec Oxenford
Alpha Capital Holdco Company
June 28, 2022
Page 4
      prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
7. We note your response to prior comment 12 and disclosure on page 25 and elsewhere that the "Advisors did not communicate to Alpha or Semantix the reasons leading to their resignation and waiver of their fees after doing substantially all of the work to earn their fees." However, on page 132 you state that "Citi cited the inability to conduct sufficient diligence within the timeline permitted as its reason for the waiver of its fee." Please reconcile or advise.
8. We note your disclosure that Alpha engaged D.A. Davidson to provide capital markets advisory services on May 24, 2022. Please disclose the material terms of this engagement, including what services D.A. Davidson was engaged for, the fee to be paid to
      D.A. Davidson, and the termination provision. Additionally, disclose any other costs that will result from the resignations of the Advisors.
9. We note your revised disclosure that Semantix does not expect Citi's resignation to impact its lending relationship with an affiliate of Citi. Please advise if there are any other current relationships with any of the Advisors following the resignations, further to prior comment 13.
10. Please disclose whether the resignations of the Advisors will affect the timing or completion of the transaction.
11. Please discuss the material terms of your obligations under the capital markets advisory, financial advisory and underwriting agreements with BofA, Citi and Credit Suisse that survive the resignation of your Advisors.
       You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-551-3352 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff
Attorney, at (202) 551-4438 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameAlec Oxenford
                                                            Division of
Corporation Finance
Comapany NameAlpha Capital Holdco Company
                                                            Office of
Technology
June 28, 2022 Page 4
cc:       Daniel Brass
FirstName LastName